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SEC FILE NUMBER
8-69158

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/22 (MM/DD/YY) AND ENDING 06/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: KPG CAPITAL PARTNERS, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2078 PROSPECTOR AVENUE, UNIT 11
(No. and Street)

PARK CITY	UT	84060
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

SHAUNA BUSHMAN	(212) 588-8889	Sbushman@kpgcapitalpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company CPAs, P.C.
(Name – if individual, state last, first, and middle name)

3535 Roswell Rd. Suite 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

June 25, 2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SHAUNA BUSHMAN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of KPG CAPITAL PARTNERS, LLC, as of JUNE 30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC
KRISTIE BAIR
COMM. # 726664
MY COMMISSION EXPIRES
SEPTEMBER 12, 2026
STATE OF UTAH

Signature: Shauna Bushman

Title:
CCO

Kristie Bair

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KPG Capital Partners, LLC

Financial Statement
and
Report of Independent Registered Public Accounting Firm
June 30, 2023

Contents
As of and for the year ended June 30, 2023

Financial Statement

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
KPG Capital Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KPG Capital Partners, LLC as of June 30, 2023 and the related notes. (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of KPG Capital Partners, LLC as of June 30, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of KPG Capital Partners, LLC 's management. Our responsibility is to express an opinion on KPG Capital Partners, LLC’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as KPG Capital Partners, LLC’s auditor since 2023.

Goldman & Company, CPA’s, P.C.
Marietta, Georgia
August 11, 2023

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

KPG Capital Partners, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Financial Condition
June 30, 2023

ASSETS	
Cash and Cash Equivalents	$ 227,598
Accounts Receivable	427,468
Prepaid Expenses	43,353
Security Deposit	375
TOTAL ASSETS	$ 698,794
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts Payable and Accrued Expenses	$ 31,951
TOTAL LIABILITIES	31,951
MEMBER'S EQUITY	666,843
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 698,794

The accompanying notes are an integral part of this financial statement.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Organization and Nature of Business

KPG Capital Partners, LLC (the "Company" or "LLC") was formed on December 16, 2011 as a Delaware limited liability company and is solely owned by Ken Gettinger individually. The LLC began operations as a broker dealer on March 27, 2013 and is a member of the Financial Industry Regulatory Authority, Inc. The LLC does not claim an exemption from SEA Rule 15c3-3, in reliance on Footnote 74 of SEC Release 34-70073. The LLC introduces investors to various investment partnerships. The managers of such investments vehicles usually pay the Company a contracted percentage for their management fees and/or incentive allocations, for as long as such managers receive fees or allocations from contracted investors.

2. Significant Accounting Policies

Basis of Accounting - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash and cash equivalents **-** The LLC considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions. The LLC did not hold any cash equivalents as of June 30, 2023.

Income taxes – The LLC is a single member limited liability company, and treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provided that any income or loss is passed through to the member for income tax purposes, accordingly, no provision for tax is provided, in accordance with GAAP.

At June 30, 2023, management has determined that the LLC had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances dictate.

Use of estimates - The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Leases – The Company accounts for its leases in accordance with FASB ASC 842. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term. The Company was committed under a lease agreement for office space in Park City, Utah that was due to expire November 30, 2023. The Company negotiated a revised term beginning June 1, 2023 through May 31, 2024 for reduced office space in the same building for $300 per month. The minimum rental commitments under this lease for the period ended May 31, 2024 is $3,300.

Accounts receivable and allowance for credit losses - Accounts receivable, carried at amortized cost, are valued based on estimates as determined by management within information obtained from the fund managers. Any differences between actual amounts received in a subsequent period and the amounts recorded as a receivable at the end of the prior period are recorded as an adjustment to revenue in the subsequent period.

In accordance with ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"), certain financial assets measured at amortized cost are required to have a current expected credits loss (CECL) methodology to estimate expected credit losses over the entire life of the financial asset as of the reporting date. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost utilizing the CECL framework. The Company's expectation is that the credit risk associated with accounts receivable is that any client with which it conducts business with is unable to fulfill its contractual obligation. Management monitors the credit risk of clients and currently there is not a foreseeable expectation of an event or change which could result in the accounts receivable being unpaid based on individual facts and circumstances. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has no allowance for credit losses as of the year ended June 30, 2023.

The accounts receivable balance as of June 30, 2022 was $458,137. The accounts receivable balance as of June 30, 2023 is $427,468, which is derived of placement fees and incentive fees and engagement fee income.

The Company is evaluating new accounting standards and will implement as required.

3. Revenue From Contracts With Customers

Significant Judgments

The Company recognizes revenue in accordance with FASB ASC 606. As such, revenue is recognized based on the assessment of individual contract terms, when performance obligations are met and there are no uncertainties surrounding collection. Significant judgment may be required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints should be applied due to uncertain future events.

Placement Fees and Incentive Fees

The Company earns fees based on a contracted percentage of the management and incentive fees of the investment managers' return on investment for vehicles that it introduces to prospective investors. The Company believes that the performance obligation occurs at the time the investor purchases interest in the investment vehicle and fulfilled on the date the initial investment is completed, since that is when the fees and significant terms of the investment are agreed upon by the investor and the Company’s client, and the risks and rewards of ownership of the securities have been transferred to or from the client, though fees are earned for the duration of each investor’s investment. Management fees are based upon a percentage of net asset value as of each month-end. Incentive fees are a percentage of investment performance that are calculated as of each month-end but paid to the Company on an annual basis based on the investment performance for the calendar year. Incentive fees are subject to a provision whereby negative investment performance within a given month reduces the cumulative incentive fee for the year, until realization of the incentive fee becomes known with certainty based on year-end performance. These performance-based fees are considered variable consideration and are therefore recognized by the company once it determines that it is probable that a significant revenue reversal will not occur. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly, quarterly or annually. Placement fees recognized in the current period may be related to performance obligations that have been satisfied in prior periods, but were uncertain as to amount because of contingencies in fund performance.

Engagement Fee Income

The Company provides services to assist investment managers which include assisting in various projects for the purpose of solicitation of investors for the investment vehicles the investment manager is raising funds for. These fees are recognized as revenue over time since the investor simultaneously receives and consumes the economic benefits of the services.

Engagement fee income consists of retainers recognized upon satisfaction of performance obligations.

4. Net Capital Requirements

The LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2023, the LLC had net capital of $195,647 which was $190,647 in excess of its required net capital of $5,000. The LLC's net capital percentage was 16.33%.

5. Indemnifications

In the normal course of its business, the LLC indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to the LLC. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The LLC provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The LLC may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

6. Risks and Concentrations

Credit Risk Concentration
Financial instruments that potentially subject the Company to concentration of credit risk consists principally of cash and cash equivalents. The Company places its cash with high-credit quality financial institutions. From time to time, the Company may have amount in deposit in excess of the Federal Deposit Insurance Corporation limits. The Company has not experienced any losses on its cash equivalents.

Revenue Concentration

As of and for the year ended June 30, 2023, one client accounted for 62% of total revenue and 85% of accounts receivable.

Economic Risks

COVID-19 continues to follow a pattern of seasonality, with intermittent waves of increased positivity and the emergent of new variants, creating continued uncertainty surrounding the future impacts of the virus to financial markets and the financial services industry as a whole. The Company, however, has determined that there is no immediate measurable impact on the statement of financial condition and therefore, no adjustments have been made.

7. Related Party Transactions

From time to time, the Company reimburses its sole member for expenses paid on behalf of the Company. The amount paid for reimbursements for the year ending June 30, 2023 was $98,531, and $11,482 is included in Accounts Payable and Accrued Expenses at June 30, 2023. Additionally, the Company pays its sole member discretionary compensation for earned income on regulated transactions and the amount is $780,000 for the year ending June 30, 2023. This amount is presented on the Statement of Operations as Compensation -single member.

8. Subsequent Events

The LLC has evaluated events that have occurred through August 11, 2023, the date of the filing of this report. There were no material events or transactions occurring during the subsequent event reporting period which require recognition or disclosure in the financial statements.